Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the
United States Securities Exchange Act of 1934, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: April 5, 2004

          On April 5, 2004, Sanofi-Synthelabo issued the following press release.

          In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located. At the appropriate time, Sanofi-Synthélabo will file a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus and the Statement on Schedule TO (when available), and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary prospectus and related exchange offer materials, and the final prospectus and Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at the appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

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April 5th , 2004

Sanofi-Synthélabo’s Offer for Aventis

Sanofi-Synthélabo announces the filing today of the notification of its offer for Aventis with the U.S. Federal Trade Commission (FTC) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

In accordance with article 7 of the COB rule no. 2002-04, this document was transmitted to the “Autorité des marchés financiers” (AMF) before its publication.

Important Information:  In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314) and will file additional documents with the United States Securities and Exchange Commission (SEC) Investors are urged to read the registration statement and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. At the appropriate time, transaction-related documents may be obtained for free from Sanofi-Synthelabo.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9.

On March 11, 2004, Sanofi-Synthelabo issued an offer prospectus in accordance with German law, which is the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the “German Offer”). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer prospectus issued in Germany.